UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

60739N101

(CUSIP Number)

Manuel Chavez, III

Chief Executive Officer

Color Up, LLC

30 W. 4th Street

Cincinnati, Ohio 45202

(513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Allison A. Westfall

F. Mark Reuter

Keating Muething & Klekamp PLL

1 East 4th Street, Suite 1400

Cincinnati, Ohio 45202

August 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of reporting persons Color Up, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 6,490,438*
	8	Shared voting power 0
	9	Sole dispositive power 6,490,438*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,490,438*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 37.02%*
14	Type of reporting person (see instructions) OO

 *             See Item 5

3

1	Names of reporting persons HSCP Strategic III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 6,490,438*
11	Aggregate amount beneficially owned by each reporting person 6,490,438*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 37.02%*
14	Type of reporting person (see instructions) PN

  *           See Item 5

4

1	Names of reporting persons Manuel Chavez, III
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 6,490,438*
	9	Sole dispositive power 0
	10	Shared dispositive power 6,490,438*
11	Aggregate amount beneficially owned by each reporting person 6,490,438*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 37.02%*
14	Type of reporting person (see instructions) IN

  *            See Item 5

5

1	Names of reporting persons Stephanie Hogue
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 6,490,438*
	9	Sole dispositive power 0
	10	Shared dispositive power 6,490,438*
11	Aggregate amount beneficially owned by each reporting person 6,490,438*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 37.02%*
14	Type of reporting person (see instructions) IN

  *            See Item 5

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1	Names of reporting persons Jeffrey Osher
2	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 6,490,438*
	9	Sole dispositive power 0
	10	Shared dispositive power 6,490,438*
11	Aggregate amount beneficially owned by each reporting person 6,490,438*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
13	Percent of class represented by amount in Row (11) 37.02%*
14	Type of reporting person (see instructions) IN

 *              See Item 5

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Item 1.                   Security and Issuer.

                This Statement on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Mobile Infrastructure Corporation, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 30 W. Fourth Street, Cincinnati, Ohio 45202.

Item 2.                   Identity and Background.

(a)

This Statement is being jointly filed by Color Up, LLC, a Delaware limited liability company (“Color Up”), Manuel Chavez, III, Stephanie Hogue, Jeffrey Osher and HSCP Strategic III, L.P., a Delaware limited partnership (“HS3” and together with Color Up, Manuel Chavez, III, Stephanie Hogue and Jeffrey Osher, collectively referred to as the “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Mr. Chavez, Ms. Hogue and Mr. Osher are managers of Color Up. HS3 is a member of Color Up and Mr. Osher is the managing member of No Street Capital LLC (“No Street”), the managing member of Harvest Small Cap Partners GP, LLC (“HSCP”), the general partner of HS3. Bombe Asset Management, LLC is a member of Color Up and of which Mr. Chavez and Ms. Hogue are members.

(b)

The business address of each of Color Up, Mr. Chavez and Ms. Hogue is 30 W. Fourth Street, Cincinnati, Ohio 45202. The business address of each of HS3, HSCP, No Street and Mr. Osher is 505 Montgomery Street, Suite 1250, San Francisco, California 94111.

(c)

The present principal business of Color Up is to hold the securities of the Issuer as described in this Statement. Mr. Chavez’s present principal occupation is to serve as the Chief Executive Officer and Chairman of the Issuer, Ms. Hogue’s present principal occupation is to serve as the President, Chief Financial Officer, Treasurer, Secretary and a director of the Issuer, and Mr. Osher’s present principal occupation is to serve as a director of the Issuer and as a managing member of No Street. HS3’s present principal business is to hold investments on behalf of its partners, including its investment in the securities of the Issuer. HSCP’s present principal business is investment management of HS3 and other related funds. No Street’s present principal business is a San Francisco-based investment firm.

(d)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Color Up and HS3 are organized under the laws of Delaware and Mr. Chavez, Ms. Hogue and Mr. Osher are citizens of the United States.

Item 3.                   Source and Amount of Funds or Other Consideration.

Manner of acquisition of the beneficially owned equity securities

On August 25, 2023 (the “Closing Date”), the Issuer consummated a merger (the “Merger”) pursuant to the terms of the Agreement and Plan of Merger, dated as of December 13, 2022, as amended as of March 23, 2023 (the "Merger Agreement"), by and among Mobile Infrastructure Corporation, a Maryland corporation f/k/a The Parking REIT, Inc. ("MIC"), Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company ("FWAC"), and Queen Merger Corp. I, a Maryland corporation and wholly owned subsidiary of FWAC ("Merger Sub"). On August 25, 2023, the closing of the transactions contemplated by the Merger Agreement occurred. Accordingly, FWAC

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converted to a Maryland corporation ("New MIC"), Merger Sub merged with and into MIC (the "First Merger") with MIC continuing as the surviving entity (the "First-Step Surviving Company"), and immediately following the effectiveness of the First Merger, the First-Step Surviving Company merged with and into New MIC (the "Second Merger"), with New MIC continuing as the surviving entity resulting from the Second Merger. In connection with the Merger, New MIC changed its name to Mobile Infrastructure Corporation and is referred to as the Issuer in this Statement.

Pursuant to the Merger Agreement, each share of common stock of MIC, automatically and without any required action by the holder, was converted into the right to receive such number of shares of common stock of the Issuer equal to the Exchange Ratio (as defined in the Merger Agreement). In connection with the closing of the Merger, on the Closing Date, the Issuer issued 3,937,246 shares of its Common Stock to Color Up as a result of the conversion of 2,624,831 shares of common stock of MIC.

Pursuant to the Merger Agreement, each warrant to purchase common stock of MIC, automatically and without any required action by the holder, became a warrant to purchase that number of shares of common stock of Issuer equal to the product of (a) the number of shares of common stock of MIC that would have been issuable upon the exercise of such warrant and (b) the Exchange Ratio, at an exercise price per share equal to the quotient determined by dividing $11.75 by the Exchange Ratio. In connection with the closing of the Merger, on the Closing Date, the Issuer issued to Color Up a warrant to purchase 2,553,192 shares of Common Stock at an exercise price of $7.83 per share. The warrant is exercisable within 60 days of the date of this Statement.

Manner of acquisition of securities not deemed beneficially owned

Pursuant to the Merger Agreement, Mobile Infra Operating Partnership, L.P., a Maryland limited partnership (the “Operating Partnership”) converted (the “Conversion”) into a Delaware limited liability company, Mobile Infra Operating Company, LLC (the “Operating Company”), and at the Closing, each outstanding unit of partnership interest of the Operating Partnership automatically, on a one-for-one basis, converted into an equal number of identical membership units of the Operating Company, provided that each outstanding unit of membership interest of the Operating Company was adjusted to give effect to the Exchange Ratio. Following the Conversion, the classes of partnership units of the Operating Partnership designated as “Common Units,” “Class A Units,” “LTIP Units” and “Performance Units” became classes of membership units of the Operating Company. In connection with the closing of the Merger, on the Closing Date, the Issuer issued to Color Up 11,242,635 common units of membership interest of the Operating Company (the “Common Units”). Subject to the terms and conditions of the LLC Agreement of the Operating Company (the “OP Agreement”), Class A Units, LTIP Units and Performance Units are convertible or exchangeable into Common Units. Subject to the OP Agreement, Common Units are redeemable for cash payments at the holder’s discretion, provided that the Issuer may elect to settle such exchange in stock.

On June 15, 2023, HS3, HSCP and Harvest Small Cap Partners Master, Ltd. (“HSCP Master”), entities controlled by Mr. Osher and Bombe-MIC Pref, LLC (“Bombe Pref”), an entity controlled by Mr. Chavez and of which Ms. Hogue is a member (collectively, the “Preferred PIPE Investors”), each entered into a Subscription Agreement with FWAC (the “Subscription Agreements”) pursuant to which, among other things, immediately prior to the Closing, FWAC issued the Preferred PIPE Investors a total of 46,000 shares of Series 2 Convertible Preferred Stock, par value $0.0001 per share (the “Series 2 Preferred Stock”), of the Issuer at $1,000 per share for an aggregate purchase price of $46,000,000, on the terms and subject to the conditions set forth therein (the “Preferred PIPE Investment”). The shares of Series 2 Preferred Stock will convert into shares of Issuer Common Stock upon the earliest of December 31, 2023 (provided that there has been no suspension or removal of Issuer Common Stock from NYSE American during the thirty (30)-day period following the Closing) or a change of control of Issuer. The aggregate of 46,000 shares of Series 2 Preferred Stock and the Dividends (as defined below) will convert into 13,787,462 shares of Issuer Common Stock, which number is comprised of (i) 12,534,058 shares of Issuer Common Stock issuable upon the conversion of 46,000 shares of Series 2 Preferred Stock based on the stated value of such shares and (ii) 1,253,404 shares of Common Stock issuable upon the conversion of the Dividends the holders of Series 2 Preferred Stock would be entitled to, which would be received upon conversion of shares of Series 2 Preferred Stock on December 31, 2023, assuming the current conversion price and the authorization of the Dividends by the board of directors of Issuer. The shares of Series 2 Preferred Stock are non-voting shares.

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The holders of shares of Series 2 Preferred Stock will be entitled to receive dividends (the “Dividends”) at a cumulative annual rate of 10% during the period between the initial issuance of such shares and the conversion thereof into shares of the Issuer’s Common Stock; provided that if the date of distribution occurs prior to the first anniversary of the original date of issuance of such share, the holder of such share of Series 2 Preferred Stock shall receive Dividends at a cumulative annual rate of 10% of the $1,000 per share liquidation preference for a period of one year, which will be paid in full on the conversion date. Dividends will be paid in kind and also convert into shares of the Issuer’s Common Stock.

A copy of the Merger Agreement and First Amendment to Merger Agreement is included with this Statement as Exhibits 99.1 and 99.2 and are incorporated herein by reference. A copy of the Subscription Agreement is included with this Statement as Exhibit 99.3 and is incorporated herein by reference.

Item 4.                   Purpose of Transaction.

The information contained above in Items 3 and 6 of this Statement is incorporated herein by reference.

The Merger Agreement contemplated the appointment of Mr. Chavez as Chief Executive Officer and Chairman of the Issuer, Ms. Hogue as the President, Chief Financial Officer, Treasurer, Secretary, and a director of the Issuer, and Mr. Osher as a director of the Issuer.

The Reporting Persons acquired shares of Common Stock and other securities owned by them for investment purposes. The Reporting Persons believed the securities of the Issuer represented an attractive investment opportunity and have invested in the securities based on their review of the business of the Issuer and belief in the long-term value of the Issuer and its securities.

The Reporting Persons have communicated and intend to continue to communicate with the Issuer’s management and board of directors (the “Board”) about, and may enter into negotiations and agreements with them regarding, among other things, the Issuer’s operations, management, Board composition, ownership, capital or corporate structure, sale transactions, dividend and buyback policies, strategy and plans, including any transactions involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or oppose, and have communicated with and intend to continue to communicate with third parties, including potential targets, acquirers, service providers and financing sources, regarding the Issuer and the foregoing and a broad range of operational and strategic matters, and the exploration and/or development of plans and/or proposals (whether preliminary or final) with respect to the foregoing. The Reporting Persons additionally anticipate exploring the suggestion of the expansion of the Board of the Issuer with more directors including independent directors. The Reporting Persons have and may continue to exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of Common Stock or other securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of Common Stock without affecting their beneficial ownership of the shares of Common Stock or adjust their exposure to the shares of Common Stock in ways that would affect their beneficial ownership of the shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

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Item 5.                   Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of August 28, 2023, which is based on 14,978,325 shares of Common Stock outstanding as of August 28, 2023, as reported on Form 8-K of the Issuer filed with the SEC on August 31, 2023.

Reporting Person	Amount beneficially owned(1)	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Color Up	6,490,438(2)	37.02%	6,490,438	0	6,490,438	0
Manuel Chavez, III	6,490,438(2)	37.02%	0	6,490,438	0	6,490,438
Stephanie Hogue	6,490,438(2)	37.02%	0	6,490,438	0	6,490,438
Jeffrey B. Osher	6,490,438(2)	37.02%	0	6,490,438	0	6,490,438
HS3	6,490,438(2)	37.02%	0	0	0	6,490,438

(1)

Does not include shares of the Issuer’s Common Stock that may be issued upon redemption of Common Units (including Common Units which such person may acquire upon the vesting and conversion to Common Units of outstanding Performance Units and LTIP Units) because, upon the holder’s election to redeem Common Units, the Issuer may elect to redeem such Common Units for cash or shares of the Issuer’s Common Stock in the Issuer’s sole discretion. Does not include shares of the Issuer’s Common Stock that may be issued upon conversion of Series 2 Preferred Stock (including the Dividends thereon) because shares of Series 2 Preferred Stock are not convertible or exchangeable into shares of the Issuer’s Common Stock within 60 days of the date of this Statement.

(2)

Consists of the following securities directly held by Color Up: (i) 3,937,246 shares of the Issuer’s Common Stock and (ii) 2,553,192 shares of the Issuer’s Common Stock issuable upon exercise of the Warrant (defined below), which may be exercised within 60 days of the date of this Statement.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)

The information set forth in Items 3 and 6 of this Statement is incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

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Item 6.                   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Agreements Related to the Reporting Persons’ Common Stock

The following is a summary of certain provisions of agreements entered into in connection with the Reporting Persons’ ownership of Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of each of the respective agreements filed as Exhibits to this Statement, each of which is incorporated herein by reference.

Color Up Lock-Up Agreement

Pursuant to the Merger Agreement, Color Up entered into a Lock-up Agreement with FWAC and MIC (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, Color Up agreed, among other things, that its shares received as consideration in the Merger pursuant to the Merger Agreement may not be transferred until, subject to certain customary exceptions, the earlier to occur of (a) six (6) months following the Closing Date and (b) the date after the Closing Date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their equity holdings in the Company for cash, securities or other property.

A copy of the Lock-up Agreement is included with this Statement as Exhibit 99.4 and is incorporated herein by reference.

Stockholders’ Agreement

Color Up entered into a Stockholders’ Agreement with MIC on August 25, 2021 (the “Stockholders’ Agreement”), pursuant to which, until such time as the Stockholders’ Agreement is terminated, the prior approval of one incumbent director and a majority of the Color Up Designated Directors shall be required for certain transactions. The terms of the Stockholders’ Agreement terminated on the Closing Date; however, the transfer restrictions and standstill provisions set forth below survive for a period of six months after the Closing Date.

The Stockholders’ Agreement contains certain standstill provisions restricting, subject to certain customary exclusions, Color Up from, among other things, acquiring (or seeking or making any proposal or offer with respect to acquiring) additional Common Stock or any security convertible into Common Stock or any assets of the Issuer. In addition, the Issuer has agreed that, in the event the Issuer proposes to issue additional securities, Color Up will have the right to purchase an amount of securities so that its ownership percentage will not be diluted by the issuance of additional securities. Under the terms of the Stockholders’ Agreement, except for limited circumstances, Color Up is prohibited from selling or transferring its Common Stock until six months following the Closing. A transfer of any of Color Up’s Common Stock to a Permitted Transferee (defined in the Stockholders’ Agreement to include any member of Color Up) is permissible under the Stockholders’ Agreement.

A copy of the Stockholders’ Agreement is included with this Statement as Exhibit 99.5 and is incorporated herein by reference.

Tax Matters Agreement

On August 25, 2021, Color Up entered into a Tax Matters Agreement (the “Tax Matters Agreement”) with MIC and the Operating Partnership, which has been assumed by the Issuer and the Operating Company as of the Closing Date. Pursuant to the Tax Matters Agreement, the Operating Company has agreed to indemnify Color Up and certain affiliates and transferees of Color Up (together, “Protected Partners”) against certain adverse tax consequences in connection with (1) (i) a taxable disposition of certain specified properties and (ii) certain dispositions of the Protected Partner’s interest in the Operating Company, in each case, prior to the tenth anniversary of August 25, 2021 (or earlier, if certain conditions are satisfied); and (2) the Operating Company’s failure to provide the Protected Partners the opportunity to guarantee a specified amount of debt of the Operating Company during the period ending on the tenth anniversary of August 25, 2021 (or earlier, if certain conditions are satisfied).

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In addition, and for so long as the Protected Partners own at least 20% of the Common Units, the Issuer has agreed to use commercially reasonable efforts to provide the Protected Partners with similar guarantee opportunities.

A copy of the Tax Matters Agreement is included with this Statement as Exhibit 99.6 and is incorporated herein by reference.

Amended & Restated Warrant Agreement

On August 29, 2023, the Issuer and Color Up entered into an Amended and Restated Warrant Agreement (the “Amended Warrant Agreement”), pursuant to which the Warrant Agreement dated August 25, 2021 by and between Color Up and MIC was amended and restated to:

(i)

reflect the effects of the Merger (including but not limited to the reduction in the exercise price of the warrant from $11.75 to $7.83 per share and the increase in the number of the underlying shares from 1,702,128 shares of MIC common stock to 2,553,192 shares of the Issuer’s Common Stock); and

(ii)	permit Color Up to exercise the warrant (the “Warrant”) on a cashless basis at Color Up’s option.

A copy of the Amended & Restated Warrant Agreement is included with this Statement as Exhibit 99.7 and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing and as contemplated by the Merger Agreement, the Issuer, Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company, certain former directors of FWAC, the Preferred PIPE Investors, Color Up, and HS3 (collectively, the “RRA Holders”), entered into a Registration Rights Agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Issuer granted the RRA Holders certain registration rights with respect to the Registrable Securities (as defined below) of the Issuer. Among other things, the Registration Rights Agreement requires the Issuer to register (a) all shares of Common Stock, (b) all shares of Common Stock issuable upon exercise, conversion, redemption, or exchange of any option, warrant, convertible or exchangeable security, including the Warrant, the Common Units, and the shares of Series 2 Preferred Stock, (c) the Warrant, and (d) any additional securities issued or issuable as a dividend or distribution on, in exchange for, or otherwise in respect of, such shares of Common Stock and Common Units (including as a result of combinations, recapitalizations, mergers, consolidations, reorganizations, stock splits or otherwise) (collectively, the “Registrable Securities”). The Registration Rights Agreement requires the Issuer to file a registration statement registering for resale the Registrable Securities as promptly as practicable following the Closing Date but no later than the first business day to occur thirty (30) calendar days after Closing Date. The Issuer is required to use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day (or 135th calendar day if the SEC notifies the Issuer that it will “review” the registration statement) following the filing date of the registration statement and (b) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

A copy of the Registration Rights Agreement is included with this Statement as Exhibit 99.8 and is incorporated herein by reference.

Employment Agreements

On August 25, 2021, MIC entered into employment agreements (collectively, the “Employment Agreements”) with each of Manuel Chavez, III and Stephanie Hogue, pursuant to which, among other things, Mr. Chavez and Ms. Hogue receive an annual initial base salary of $600,000, and $450,000, respectively.  Mr. Chavez and Ms. Hogue are eligible to receive a target annual bonus of not more than 33.33% of their base salary, and each is eligible to receive an annual target equity award of not more than $1,000,000, and $600,000 in restricted shares of Common Stock, respectively.  Each annual equity award shall vest equally in annual installments over a three-year period.  The amounts and conditions for the payment and vesting (as applicable) of each target annual incentive award and each annual target equity award will be determined by the Compensation Committee of the Issuer. Mr. Chavez and Ms. Hogue have the right to elect to receive their base salary and their target annual bonus payments in the form of restricted shares of Common Stock. Each of Mr. Chavez and Ms. Hogue participate in employee benefit programs made available to the Issuer’s employees from time to time and to receive certain other perquisites, each as set forth in their respective Employment Agreements.

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In addition, Mr. Chavez and Ms. Hogue will receive $2,000,000 and $1,200,000 in unvested restricted shares of Common Stock, respectively, which shares shall vest only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements), within three years of the effective date of the Employment Agreements; provided that Mr. Chavez and Ms. Hogue, respectively, remain employed with the Issuer on the date of the Liquidity Event, unless such officer is terminated by the Issuer without cause or resigns for good reason within 180 days of a Liquidity Event.  The Compensation Committee of MIC retained an independent compensation consultant to assist in determining the Mr. Chavez’s and Ms. Hogue’s compensation arrangements. The Employment Agreements contain provisions relating to severance payments and restrictive covenants.

On August 23, 2022, MIC and the Operating Partnership entered into a First Amendment to Employment Agreement with each of Mr. Chavez and Ms. Hogue pursuant to which, among other things, each of Mr. Chavez and Ms. Hogue acknowledged that: (i) MIC’s grant of LTIP Units of the Operating Partnership pursuant to a LTIP Unit Agreement to each of Mr. Chavez and Ms. Hogue was in lieu and full satisfaction of MIC’s obligation to issue to them restricted shares of common stock as set forth therein; and (ii) the Compensation Committee has the discretion to award any compensation pursuant to the Employment Agreements in shares of Common Stock or Common Units. The LTIP Units are a class of membership interest of the Operating Company. Once vested, each LTIP Unit is convertible at the option of the holder into a Common Unit on a one-for-one basis after the applicable holding period set forth in the OP Agreement. Each Common Unit acquired upon conversation of an LTIP Unit is redeemable by the holder for shares of Common Stock of the Issuer on a one-for-one basis. The Company may elect, at its option, to pay cash in lieu of issuing shares of Common Stock for all or any redeemed partnership unit.

On December 13, 2022, the Company entered into a Second Amendment to the Employment Agreements (collectively, the “Second Amendments”) among MIC, the Operating Partnership and each of Mr. Chavez and Ms. Hogue. Pursuant to the terms of the Second Amendments, among other things, each of Mr. Chavez and Ms. Hogue acknowledged that: (i) the 170,213 and 102,128 LTIP Units of the Operating Partnership, respectively, previously granted to Mr. Chavez and Ms. Hogue, will vest in full only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements) prior to August 25, 2024, provided that the executive remains continuously employed with the Company, the Operating Partnership or an affiliate through the one year anniversary of the Liquidity Event, unless the executive is terminated by the Company, the Operating Partnership or such affiliate without Cause (as defined in the Employment Agreements) or resigns for Good Reason (as defined in the Employment Agreements) within one hundred and eighty (180) days of a Liquidity Event or one year after the Liquidity Event; and (ii) the Merger will not constitute a Change in Control (as defined in the Employment Agreements).

A copy of the Employment Agreements is included with this Statement as Exhibits 99.9 and 99.10, the First Amendment to Employment Agreements is included with this Statement as Exhibits 99.11 and 99.12, and the Second Amendment to Employment Agreements is included with this Statement as Exhibits 99.13 and 99.14 and are incorporated herein by reference.

Agreements Related to the Reporting Persons’ Units in the Operating Company

Operating Company LLC Agreement & LTIP Units & Performance Units

Following the Conversion, Color Up, HS3, Manuel Chavez, III, Stephanie Hogue and Jeffrey Osher, along with other individual members, and the Company became a member of the Operating Company. The Company owns substantially all of its assets and conducts substantially all of its operations through the Operating Company. At the First Effective Time (as defined in the Merger Agreement), MIC and the other members of the Operating Company entered into the OP Agreement, which sets forth the rights and obligations of the holders’ membership interests of the Operating Company. Under the OP Agreement, the Operating Company is managed by a board of directors consisting of two board members—one individual appointed by the Issuer who is entitled to two votes on

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every matter submitted to a vote of the board of directors of the Operating Company and one individual appointed by the non-Issuer members of the Operating Company who is entitled to one vote on every matter submitted to a vote of the board of directors of the Operating Company.

A copy of the OP Agreement is included with this Statement as Exhibit 99.15 and is incorporated herein by reference.

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Item 7.        Materials to be Filed as Exhibits

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit or Annex	Filing Date

99.1	Merger Agreement, dated as of December 13, 2022, by and among Fifth Wall Acquisition Corp. III, Queen Merger Corp. I and MIC	424B3	333-269231	A-1	July 11, 2023

99.2	First Amendment to the Merger Agreement, dated as of March 23, 2023, by and among Fifth Wall Acquisition Corp. III, Queen Merger Corp. I and MIC	424B3	333-269231	A-2	July 11, 2023

99.3	Form of Preferred Subscription Agreement	424B3	333-269231	K	July 11, 2023

99.4	Seller Lock-Up Agreement, dated as of December 13, 2022, by and among Fifth Wall Acquisition Corp. III, MIC, and certain security holders of MIC	Form 8-K	001-40415	10.21	December 14, 2022

99.5	Stockholders Agreement, dated as of August 25, 2021, by and between MIC and the Investors identified on the signature pages thereto	Form 8-K	000-55760	10.2	August 31, 2021

99.6	Tax Matters Agreement, dated as of August 25, 2021, by and among MIC, Mobile Infra Operating Partnership, L.P., and each Protected Partner identified as a signatory on Schedule I thereto	Form 8-K	000-55760	10.1	August 31, 2021

99.7	Amended and Restated Warrant Agreement, dated as of August 29, 2023, by and between the Company and Color Up, LLC	Form 8-K	001-40415	10.16	August 31, 2023

99.8	Registration Rights Agreement, dated as of August 25, 2023, by and among the Company, Fifth Wall Acquisition Sponsor III LLC, the FWAC Sponsor Holders identified on Schedule A thereto, the MIC Holders identified on Scheduled B thereto, and the Preferred Holders identified on Schedule C thereto	Form 8-K	001-40415	10.42	August 31, 2023

99.9	Employment Agreement, dated as of August 25, 2021, by and between MIC and Manuel Chavez	Form 8-K	000-55760	10.10	August 31, 2021

99.10	Employment Agreement, dated as of August 25, 2021, by and between MIC and Stephanie Hogue	Form 8-K	000-55760	10.11	August 31, 2021

99.11	First Amendment to Employment Agreement, dated as of August 23, 2022, by and among MIC, Mobile Infra Operating Partnership, L.P., and Manuel Chavez	Form 8-K	000-55760	10.1	August 26, 2022

99.12	First Amendment to Employment Agreement, dated as of August 23, 2022, by and among MIC, Mobile Infra Operating Partnership, L.P., and Stephanie Hogue	Form 8-K	000-55760	10.2	August 26, 2022

99.13	Second Amendment to Employment Agreement, dated as of December 13, 2022, by and among MIC, Mobile Infra Operating Partnership, L.P., and Manuel Chavez	Form 8-K	000-55760	10.4	December 14, 2022

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit or Annex	Filing Date

99.14	Second Amendment to Employment Agreement, dated as of December 13, 2022, by and among MIC, Mobile Infra Operating Partnership, L.P., and Stephanie Hogue	Form 8-K	000-55760	10.5	December 14, 2022

99.15	Limited Liability Company Agreement of Mobile Infra Operating Company, LLC	Form 8-K	001-40415	10.50	August 31, 2023

99.16*	Joint Filing Agreement

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023

Color Up, LLC

By: /s/ Manuel Chavez, III
Name: Manuel Chavez, III
Title: Chief Executive Officer

HSCP Strategic III, L.P.

By: /s/ Jeffrey Osher
Name: Jeffrey Osher
Title: Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of HSCP Strategic III, L.P.

Manuel Chavez, III

By: /s/ Manuel Chavez, III
Name: Manuel Chavez, III

Stephanie Hogue

By: /s/ Stephanie Hogue
Name: Stephanie Hogue

Jeffrey Osher

By: /s/ Jeffrey Osher
Name: Jeffrey Osher